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                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                             CFM Technologies, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    12525K106
                               ------------------
                                 (CUSIP Number)


                                February 14, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ] 13d-1(b)
           [ ] 13d-1(c)
           [X] 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NUMBER: 12525K106                                        PAGE 2 OF 6 PAGES

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1)      Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

               Christopher F. McConnell

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2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) ___
        (b) ___
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3)      SEC Use Only

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4)      Citizenship or Place of Organization                             USA

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   Number of                 5)     Sole Voting Power                       0
    Shares
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 Beneficially
   Owned by                  6)     Shared Voting Power             1,135,595
Each Reporting
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Person With
                             7)     Sole Dispositive Power          1,135,595

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                             8)     Shared Dispositive Power                0

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9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                              1,135,595

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10)     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)                        [ ]

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11)     Percent of Class Represented by Amount in Row (9)                14.0%

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12)     Type of Reporting Persons (See Instructions)                     IN

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CUSIP NUMBER: 12525K106                                        PAGE 3 OF 6 PAGES

ITEM 1. (a)    NAME OF ISSUER:

                      CFM Technologies, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      150 Oaklands Boulevard
                      Exton, PA 19341

ITEM 2. (a)    NAME OF PERSON FILING:

                      Christopher F. McConnell

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE:

               CFM Technologies, Inc.
               150 Oaklands Boulevard
               Exton, PA 19341

        (c)    CITIZENSHIP:

               USA

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock


        (e)    CUSIP NUMBER:

               12525K106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

ITEM 4. OWNERSHIP.

        (a) Amount beneficially owned:

            1,135,595

        (b) Percent of Class

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CUSIP NUMBER: 12525K106                                        PAGE 4 OF 6 PAGES

            14%

         (c) Number of Share as to which such Person has:

            (i)   Sole Power to Vote or Direct the Vote -

                  0

            (ii)  Shared Power to Vote or to Direct the Vote

                  1,135,595 (1)

            (iii) Sole Power to Dispose or to Direct Disposition of

                  1,135,595 (1)

            (iv)  Share Power to Dispose or to Direct Disposition of

                  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of 12/31/99 the reporting person has creased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable

ITEM 10. CERTIFICATION:

         Not applicable

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CUSIP NUMBER: 12525K106                                        PAGE 5 OF 6 PAGES

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.

Dated: September 26, 2000




                                        By: /s/ Christopher McConnell
                                           ---------------------------
                                            Christopher McConnell

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CUSIP NUMBER: 12525K106                                        PAGE 6 OF 6 PAGES

(1) Includes vested options to purchase 35,000 shares of Common Stock of CFM Technologies, Inc. ("CFM") Mr. McConnell has been the owner of more than 10% of the outstanding shares of CFM Common Stock since CFM's initial public offering of its Common Stock on February 14, 1997. As an inducement to Mattson Technology, Inc. ("Mattson") to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 27, 2000 by and among, Mattson, CFM and M2C Acquisition Corporation ("Sub"), Mr. McConnell, Chairman of the Board of Directors of CFM ("Mr. McConnell") entered into a Voting Agreement (the "Voting Agreement") with Mattson pursuant to which Mr. McConnell irrevocably appointed Mattson and Brad Mattson (the "Proxyholders") as his lawful attorneys and proxies for certain matters relating to the Merger (as defined in the Merger Agreement). Such proxy gives the Proxyholders the limited right to vote all shares of Common Stock held by Mr. McConnell in favor of approval and adoption of the Merger Agreement, approval of the Merger, and approval of other actions contemplated by the Merger Agreement. Mattson's voting rights under the Voting Agreement are limited solely to certain matters related to the Merger, and Mattson has no economic interest in or affirmative dispositive power over the shares of Common Stock covered thereby.